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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             Carver Bancorp, Inc.
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                       ---------------------------------
                        (Title of Class of Securities)

                                   146875109
                                --------------
                                (CUSIP Number)

                                   12/31/99
                                   --------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]  Rule 13d-1(b)
                              [X]  Rule 13d-1(c)
                              [_]  Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  146875109                                         PAGE 2 of 9 PAGES
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      NAMES OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Donald Leigh Koch


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States


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                          SOLE VOTING POWER
                     5    44,400
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    222,500
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    222,550/1/

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    9.6%/2/


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12    IN


------------------------------------------------------------------------------

/1/  See Item 4 of this Amendment 1 to Schedule 13G.
/2/ Based upon 2,314,275 shares of Common Stock issued and outstanding as of December 31, 1999.

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--------------------                                         -----------------
CUSIP NO.  146875109                                         PAGE 3 of 9 PAGES
--------------------                                         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Koch Asset Management, L.L.C.
      43-1746061

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Missouri


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    222,550
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    222,550

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    9.6%/2/


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12    IA


------------------------------------------------------------------------------

/1/  See Item 4 of this Amendment 1 to Schedule 13G.
/2/ Based upon 2,314,275 shares of Common Stock issued and outstanding as of December 31, 1999.
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--------------------                                           -----------------
CUSIP NO.  146875109                                           PAGE 4 of 9 PAGES
--------------------                                           -----------------

Item 1.   (a)  Name of Issuer:

               Carver Bancorp, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               75 West 125th Street
               New York, New York  10027

Item 2.   Donald Leigh Koch
          -----------------

          (a)  Name of Person Filing:

               Donald Leigh Koch

          (b)  Address of Principal Business Offices or, if none, Residence:

               1400 Beachwalker Rd--Windsong
               Amelia Island, Florida 32034

          (c)  Citizenship:

               United States

          (d)  Title of Class of Securities:

               Common Stock, $0.01 par value

          (e)  CUSIP Number:

               146875109

          Koch Asset Management, L.L.C.
          -----------------------------

          (a)  Name of Person Filing:

               Koch Asset Management, L.L.C.

          (b)  Address of Principal Business Offices or, if none, Residence:

               1293 Mason Road
               Town and Country, Missouri  63131

          (c)  Citizenship:

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CUSIP NO.  146875109                                           PAGE 5 of 9 PAGES
--------------------                                           -----------------


               Missouri

          (d)  Title of Class of Securities:

               Common Stock, $0.01 par value

          (e)  CUSIP Number:

               146875109

Item 3.   If this Statement is filed pursuant to (S)240.13d-1(b) or
          (S)(S)240.13d-2(b) or (c), check whether the person filing is a:

          (a)   [   ]   Broker or Dealer registered under Section 15 of the Act
                        (15 U.S.C. 78o)
          (b)   [   ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                        78c)
          (c)   [   ]   Insurance Company as defined in Section 3(a)(19) of the
                        Act (15 U.S.C. 78c)
          (d)   [   ]   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 809-8)
          (e)   [ X ]   An investment adviser in accordance with (S)240.13d-
                        1(b)(1)(ii)(E)
          (f)   [   ]   An employee benefit plan or endowment fund in accordance
                        with (S)240.13d-1(b)(1)(ii)(F)
          (g)   [   ]   A parent holding company or control person, in
                        accordance with (S)240.13d-1(b)(ii)(G)
          (h)   [   ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813)
          (i)   [   ]   A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80-a-3)
          (j)   [   ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

          Koch Asset Management, L.L.C. is an investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E) and has filed this Amendment 1 to
          Schedule 13G pursuant to (S)240.13d-1(b). Donald Leigh Koch has filed this Amendment 1 to Schedule 13G pursuant to (S)240.13d-1(c).


Item 4.  Ownership.

          The information in Items 1 and 5-11 on each of the cover pages of this Amendment 1 to Schedule 13G is hereby incorporated by reference.

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CUSIP NO.  146875109                                           PAGE 6 of 9 PAGES
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          Koch Asset Management, L.L.C. is a registered investment advisor which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the "Managed Portfolios"). In its role as an investment adviser to the Managed Portfolios, Koch Asset Management, L.L.C. has sole dispositive power over the Managed Portfolios and, as a result, may be deemed to be the beneficial owner of shares of Carver Bancorp, Inc. common stock, $0.01 par value (the "Common Stock"), held by such Managed Portfolios. However, Koch Asset Management, L.L.C.
          does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the Common Stock held in such Managed Portfolios and disclaims any ownership associated with such rights.

          Donald Leigh Koch owns 100% of Koch Asset Management, L.L.C. and serves as the sole Managing Member of such company. Mr. Koch is filing this joint statement with Koch Asset Management, L.L.C. as a result of his ownership of and position in Koch Asset Management, L.L.C., from which Mr. Koch may be deemed to have the power to exercise any dispositive power that Koch Asset Management, L.L.C. may have with respect to the Common Stock held by the Managed Portfolios. In addition, Mr. Koch, individually, owns and holds voting power with respect to Managed Portfolios containing approximately 44,400 shares
          of Common Stock, or    % of the total number of outstanding shares of
          Common Stock (the "Koch Shares"). Other than with respect to the Koch Shares, all shares reported herein have been acquired by Koch Asset Management, L.L.C. and Mr. Koch specifically disclaims beneficial ownership over any shares of Common Stock that he or Koch Asset Management, L.L.C. may be deemed to beneficially own. Furthermore, other than with respect to the Koch Shares, Mr. Koch does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities being reported, check the following: [_]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Each client of Koch Asset Management, L.L.C. who owns Common Stock in a Managed Portfolio has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held in his or her Managed Portfolio.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

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CUSIP NO.  146875109                                           PAGE 7 of 9 PAGES
--------------------                                           -----------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certifications.

          BY KOCH ASSET MANAGEMENT, L.L.C.
          --------------------------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          BY DONALD LEIGH KOCH
          --------------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO.  146875109                                           PAGE 8 of 9 PAGES
--------------------                                           -----------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


                                                     2/15/00
                                       ------------------------------------
                                                       Date


                                              /s/ Donald Leigh Koch
                                       ------------------------------------
                                                    Signature


                                                Donald Leigh Koch
                                       ------------------------------------
                                                    Name/Title


                                       KOCH ASSET MANAGEMENT, L.L.C.
                                       By: Donald Leigh Koch, Managing Member



                                                     2/15/00
                                       ------------------------------------
                                                       Date


                                              /s/ Donald Leigh Koch
                                       ------------------------------------
                                                    Signature


                                        Donald Leigh Koch, Managing Member
                                       ------------------------------------
                                                    Name/Title

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CUSIP NO.  146875109                                           PAGE 9 of 9 PAGES
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                                 EXHIBIT INDEX

Exhibit 1                     Joint Filing Agreement*




---------------------------
* previously filed